ENVIVA PARTNERS, LP

ENVIVA PARTNERS FINANCE CORP.
7200 WISCONSIN AVE, SUITE 1000
BETHESDA, MARYLAND 20814

July 5, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C.  20549-7010

Re:                             Registration Statement on Form S-4

Filed June 16, 2017

File No. 333-218788

Ladies and Gentlemen:

This letter accompanies the Registration Statement on Form S-4 of Enviva Partners, LP and Enviva Partners Finance Corp. (collectively, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Registrants’ 8.5% Senior Notes due 2021 (the “Outstanding Notes”), which were originally issued to investors on November 1, 2016 pursuant to an exemption from the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but whose issuance has been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above-referenced Registration Statement (the “Registration Statement”), the Registrants hereby confirm and represent as follows:

1.                                      The Registrants are registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.                                      The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following the completion of the Exchange Offer. The Registrant is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or a letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

3.                                      The Registrants will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such person does not intend to engage in a distribution of the Exchange Notes.  In addition, the Registrant will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it was an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (713) 751-7543 or E. Ramey Layne of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

[Signature Page Follows]

Very truly yours,

ENVIVA PARTNERS, LP

By: Enviva Partners GP, LLC, its general partner

By:	/s/ James P. Geraghty
Name:	James P. Geraghty
Title:	Vice President and Controller

ENVIVA PARTNERS FINANCE CORP.

By:	/s/ James P. Geraghty
Name:	James P. Geraghty
Title:	Vice President and Controller